EXHIBIT 99.a9

MLMP ACQUISITION PARTNERS, LLC AMENDS TERMS OF ITS TENDER OFFER FOR UNITS OF ML MEDIA PARTNERS, L.P.

FAIRWAY, KANSAS, November 25, 2003. MLMP Acquisition Partners, LLC (the "Purchaser") has announced that it has amended the terms of its offer
(the "Offer") to purchase for cash up to 18,799 limited partnership units ("Units") of ML Media Partners, L.P. (the "Partnership"). The Purchaser stated that if it does not receive confirmation from the Partnership by February 29, 2004 that all Units tendered in the Offer have been transferred to the Purchaser, the Purchaser will return to unitholders promptly after such date all Units with respect to which the Purchaser has not received such confirmation. The Purchaser also stated that it will not outbid at this time the offer commenced on November 13, 2003 by Akula Partners, LLC and certain of its affiliates. The Offer price is still $601 per Unit, in cash, reduced by any cash distributions made or declared on or after October 30, 2003, with interest at the rate of 3% per annum from the expiration date until the date of payment. The Offer will expire at 5:00 p.m., New York time, on Friday, December 5, 2003, unless extended. All other terms and conditions of the Offer are set forth in the Offer to Purchase, dated October 30, 2003, as amended on November 10 and November 21, 2003 (as amended, the "Offer to Purchase").

Tendering unitholders may withdraw tenders of Units at any time prior to the expiration date of the Offer. If Units previously tendered pursuant to the Offer are not withdrawn prior to the expiration date, the tendering unitholders will be entitled to the Offer price in effect at the expiration of the Offer. Unitholders who have already tendered Units pursuant to the Offer need not take any further action. The Purchaser may amend, extend or terminate the Offer at any time as provided in the Offer to Purchase.

The Purchaser is controlled by its managing member, Madison Investment Partners 26, LLC, which is wholly owned by Madison Capital Group, LLC ("Madison"). Madison is a privately held investment management firm.

Questions and requests for assistance or additional copies of Offer materials may also be directed to MLMP Acquisition Partners, LLC, 4220 Shawnee Mission Parkway, Suite 310A, Fairway, KS 66205, at telephone number
(800) 513-2205.

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     THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO PURCHASE OR A
SOLICITATION OF ACCEPTANCE OF THE TENDER OFFER, WHICH MAY ONLY BE MADE PURSUANT TO THE TERMS OF THE OFFER TO PURCHASE AND RELATED AGREEMENT OF ASSIGNMENT AND TRANSFER.